Burning Rock Biotech Limited

No. 5, Xingdao Ring Road North

International Bio Island

Guangzhou 510005

People’s Republic of China

September 6, 2022

VIA EDGAR

Jenn Do

Daniel Gordon

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Burning Rock Biotech Limited (the “Company”)

Form 20-F for the fiscal year ended December 31, 2021

Filed April 29, 2022

File No. 001-39316

Dear Ms. Do and Mr. Gordon:

In response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated August 23, 2022 (the “Comment Letter”), the Company submits this letter containing its responses to the Comment Letter via EDGAR to the Commission.

For your convenience, the Staff’s comments from the Comment Letter are repeated below in bold, followed by the Company’s responses.

Form 20-F for the Fiscal Year Ended December 31, 2021 (the “FY 2021 20-F”)

Item 5. Operating and Financial Review and Prospects, page 95

Results of Operations, page 108

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020, page 109

1.

We note from page F-41 that your CODM assesses the performance of the operating segments based on “the measures of revenues, cost of revenue and gross profit by central laboratory business, in-hospital business and pharma research and development services.” Please provide a more robust analysis of gross profit by segment for the periods presented as required by Item 303(b)(2)(ii) of Regulation S-K, especially considering that, for 2021 for example, gross profit increased 16.0% while gross margin decreased 1.3%.

In response to the Staff’s comment, the Company plans to amend its disclosure to include the following analysis of cost of revenue and gross profit by segment for the periods presented under “Item 5. Operating and Financial Review and Prospect” in the FY 2021 20-F.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Cost of Revenue

Our cost of revenues increased by 23.9% to RMB143.7 million (US$22.6 million) for 2021 from RMB116.0 million for 2020. This increase was primarily attributable to an increase in cost of goods sold to RMB50.3 million (US$7.9 million) for 2021 from RMB35.8 million for 2020, and to a lesser extent, an increase in cost of services to RMB93.4 million (US$14.7 million) for 2021 from RMB80.1 million for 2020.

The increase in cost of revenues from 2020 to 2021 was primarily due to an increase in cost of revenues for our in-hospital business, which was in line with our business growth.

•

Central laboratory business. Cost of revenue for central laboratory business was RMB81.1 million (US$12.7 million) for 2021, representing a 9.6% increase from RMB74.0 million for 2020, which was in line with the revenue growth of this segment.

•

In-hospital business. Cost of revenue for in-hospital business was RMB50.3 million (US$7.9 million) for 2021, representing a 40.4% increase from RMB35.8 million for 2020, which was in line with the revenue growth of this segment.

•

Pharma research and development services. Cost of revenue for pharma research and development services was RMB12.3 million (US$1.9 million) for 2021, representing a 99.5% increase from RMB6.1 million for 2020, primarily attributable to increased depreciation and staff cost in relation to our newly established laboratory in the U.S., which focuses on pharma research and development projects.

Gross Profit and Gross Margin

Our gross profit increased by 16.0% to RMB364.1 million (US$57.1 million) for 2021 from RMB313.9 million for 2020, primarily due to the continued growth of our central laboratory business and in-hospital business, partially offset by royalties we paid to Oncocyte Corporation (“Oncocyte”) for the in-licensing of DetermaRx, a risk stratification test for early stage lung cancer patients in 2021. Our gross margin decreased to 71.7% for 2021 from 73.0% for 2020, primarily attributable to (i) increased depreciation and staff cost in relation to our newly established laboratory in the U.S., and (ii) royalties we paid to Oncocyte for the in-licensing of DetermaRx in 2021.

•

Central laboratory business. Gross profit for central laboratory business was RMB238.3 million (US$37.4 million) for 2021, representing a 6.7% increase from RMB223.4 million for 2020, primarily attributable to the continued business growth of this segment, partially offset by royalties we paid to Oncocyte for the in-licensing of DetermaRx in 2021. Our gross margin for central laboratory business decreased to 74.6% for 2021 from 75.1% for 2020, primarily due to royalties we paid to Oncocyte for the in-licensing of DetermaRx in 2021.

•

In-hospital business. Gross profit for in-hospital business was RMB114.8 million (US$18.0 million) for 2021, representing a 40.0% increase from RMB82.0 million for 2020, primarily attributable to the continued business growth of this segment. Our gross margin for in-hospital business remained relatively stable at 69.6% and 69.5% in 2020 and 2021, respectively.

•

Pharma research and development services. Gross profit for pharma research and development services was RMB11.1 million (US$1.7 million) for 2021, representing a 30.1% increase from RMB8.5 million for 2020, primarily attributable to the business growth of this segment, partially offset by increased depreciation and staff cost in relation to our newly established laboratory in the U.S. Our gross margin for pharma research and development services decreased to 47.4% for 2021 from 58.0% for 2020, primarily due to increased depreciation and staff cost in relation to our newly established laboratory in the U.S.

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Cost of Revenue

Our cost of revenues increased by 7.0% to RMB116.0 million for 2020 from RMB108.3 million for 2019. This increase was primarily attributable to an increase in cost of goods sold to RMB35.8 million for 2020 from RMB29.5 million for 2019, and to a lesser extent, cost of services to RMB80.1 million for 2020 from RMB78.8 million for 2019.

The increase in cost of revenues from 2019 to 2020 was primarily due to an increase in cost of revenues for our in-hospital business, which was in line with our business growth.

•	Central laboratory business. Cost of revenue for central laboratory business remained relatively stable at RMB73.7 million and RMB74.0 million for 2019 and 2020, respectively.

•

In-hospital business. Cost of revenue for in-hospital business was RMB35.8 million for 2020, representing a 21.5% increase from RMB29.5 million for 2019, primarily attributable to the continued business growth of this segment, partially offset by a decrease in cost of materials as a result of decreased procurement price for certain materials used in our in-hospital business.

•

Pharma research and development services. Cost of revenue for pharma research and development services was RMB6.2 million for 2020, representing a 19.9% increase from RMB5.1 million for 2019, primarily attributable to increased proportion of pharma research and development projects which had higher unit costs.

Gross Profit and Gross Margin

Our gross profit increased by 14.8% to RMB313.9 million for 2020 from RMB273.3 million for 2019, primarily due to (i) the continued growth of our central laboratory business and in-hospital business, and (ii) greater economies of scale. Our gross margin increased to 73.0% for 2020 from 71.6% for 2019, primarily attributable to a decrease in costs of laboratory consumables and materials used in our central laboratory business and in-hospital business.

•

Central laboratory business. Gross profit for central laboratory business was RMB223.4 million for 2020, representing a 10.3% increase from RMB202.6 million for 2020, which was in line with the business growth of this segment. Our gross margin for central laboratory business increased to 75.1% for 2020 from 73.3% for 2019, primarily attributable to a decrease in cost of laboratory consumables as a result of decreased procurement price for certain laboratory consumables used in our central laboratory business.

•

In-hospital business. Gross profit for in-hospital business was RMB82.0 million for 2020, representing a 41.0% increase from RMB58.2 million for 2019, which was largely in line with the business growth of this segment. Our gross margin for in-hospital business increased to 69.6% for 2020 from 66.3% for 2019, primarily attributable to a decrease in cost of materials as a result of decreased procurement price for certain materials used in our in-hospital business.

•

Pharma research and development services. Gross profit for pharma research and development services was RMB8.5 million for 2020, representing a 32.4% decrease from RMB12.6 million for 2019, and gross margin for pharma research and development services decreased to 58.0% for 2020 from 71.0% for 2019, primarily due to increased proportion of pharma research and development projects which had lower gross margin.

3 Segment Reporting, page F-41

2.

We note the amounts shown in parentheses as revenue from services attributable to the in-hospital business/segment for each of the three periods presented. Please clarify what these parenthetical amounts represent, e.g., an expense instead of revenue. Explain how, if at all, net recognition of these services as described on page F-30 has resulted in these negative amounts.

The Company respectfully advises the Staff that the parenthetical amounts presented on page F-41 represent net revenue from providing facilitation services where the Group is acting as an agent in facilitating the laboratory equipment sales from third-party suppliers under its in-hospital business. As described on page F-30, the Group records revenue from facilitation services at a point in time when the Group completes its facilitation services on a net basis based on the difference between the sales price of the laboratory equipment received from the hospital and the purchase price paid to the third party suppliers. For certain facilitation transactions, the sales price of the laboratory equipment received from the customer was lower than the purchase price paid to the third-party supplier because the Company offered preferential price in standalone transactions to certain pipeline hospitals, resulting in an overall negative revenue from the facilitation services.

If you have any questions regarding the FY 2021 20-F, please contact Leo Li, the chief financial officer of Burning Rock Biotech Limited, by telephone at +86 020-3403 7871 or via e-mail at leo.li@brbiotech.com.

Very truly yours,

By:	/s/ Leo Li
Name:	Leo Li
Title:	Chief Financial Officer